United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-29670

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          SUN RIVER ENERGY, INC.
                                (Name of Issuer)

                               DYNADAPT SYSTEM, INC.
                             (Former Name of Issuer)



                                     Common
                         (Title of Class of Securities)


                                   26779W 10 3
                                 (Cusip Number)


M.A. Littman, 7609 Ralston Road, Arvada, CO  80002 (303) 422-8127
- -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 September 4, 2006
                             ----------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO.: 26779W 10 3                                         Page 1 of 5 Pages

1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

a)       M.A. Littman

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power

         851,00


8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         851,000

CUSIP NO.: 26779W 10 3                                         Page 2 of 5 Pages


10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         851,000


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)


         7.4%


14.      Type of Reporting Person

         IN

CUSIP NO.: 26779W 10 3                                         Page 3 of 5 Pages

ITEM 1.  SECURITY & issuer


     This statement relates to common shares of Sun River Energy, Inc., formerly known as Dynadapt System, Inc., Suite 210 E, 10200 W. 44th Ave., Wheat Ridge, CO 80033.


ITEM 2.

I.       a.       M.A. Littman

         b.       7609 Ralston Road, Arvada, CO  80002

         c.       Occupation - attorney

         d. The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

         All consideration for the shares has either been paid in cash, or through exchange of stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

        Reporting Person acquired the shares as an investor for investment Purposes only.

         There are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the issuer;

(b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries,

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP NO.:26779W 10 3                                          Page 4 of 5 Pages


(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          a. 851,000 common shares consisting of 7.4% of the common shares outstanding (includes 125,000 shares owned by San Remo Investments of which Reporting Person is manager and 25,000 each owned by Patricia Littman and Christen Littman minor children of Reporting Person, and 400,000 shares owned through a retirement plan.

          b. M.A. Littman has sole power to vote and dispose of 826,000 shares of common stock.

          c. Reporting Person exchanged certain marketable securities to issuer, in consideration for issuance of 625,000 shares of restricted stock to Reporting Person @ $.50 per share on or about August 15, 2006. The marketable securities were delivered to issuer in early August 2006, and the shares of issuer were issued after August 15, 2006 and delivered on or about September 4, 2006.

          d.   Not Applicable

          e.   Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
- ------------------------------------------------------------------------------

Not Applicable

ITEM 7.  EXHIBITS

CUSIP NO.:26779W 10 3                                          Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  /s/M.A. Littman
Dated: September 11, 2005           --------------------------------
                                  M.A. Littman